

02007862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35381

SEC MAIL RECEIVED PROCESSING
JUN 10 2002
WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BOSC, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3045 South Harvard
(No. and Street)

Tulsa	OK	74114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Michelle Davidson (918) 746-5729
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

3900 One Williams Center	Tulsa	OK	74172
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Dawn Michelle Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOSC, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Dawn Michelle Davidson

Financial Operations Principal

Title

Notary Public

02001934

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
N/A(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
N/A(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
N/A(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
N/A(m) A copy of the SIPC Supplemental Report.
N/A(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
N/A(o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
N/A(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Board of Directors
BOSC, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Tulsa, Oklahoma
February 8, 2002

BOSC, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 0
Monies borrowed collateralized by securities carried for the accounts of customers	4,022,558
Monies payable against customers' securities loaned	0
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	4,000,593
Credit balances in firm accounts that are attributable to principal sales to customers	0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0
Market value of short security count differences over thirty calendar days old	0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0
Total credit items	$ 8,023,151
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$ 7,982,385
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	0
Gross debits	0
Less three percent charge	0
Total debit items	$ 7,982,385

0205-0302247

BOSC, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
(continued)

Year ended December 31, 2001

Reserve computation –	
Excess of total debits over total credits	$ 40,766
Required deposit	$ 42,804

There are no material differences, other than the post-closing audit adjustments noted on Schedule I, between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001, Part II FOCUS report

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

Note: Subsequent to December 31, 2001, the NASD determined that certain customer fail transactions are subject to the reserve requirement. BOSC, Inc. initiated compliance with this requirement upon notification in 2002.


BOSC, INC.
A Registered Investment Adviser
A subsidiary of Bank of Oklahoma, N.A.

Dawn Michelle Davidson
Financial Operations Principal
3045 South Harvard
Tulsa, OK 74114

May 22, 2002

Securities and Exchange Commission
Attn: Annual Audit Filings
450 5th Street NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 155 SECTION

RE: BOSC, Inc.
SEC File No. 8-35381
NASD Firm ID 017530

Dear Sir:

Please find enclosed an amended 15c3-3 schedule that should be part of our audited financial statements, of which you have our filed copy. This amendment comes about due to a change in approach taken by the NASD with respect to BOSC's customer reserve calculation.

BOSC, while a fully clearing broker dealer with fixed income securities, clears only on a Delivery versus Payment basis through one of two clearing entities: Bank of Oklahoma and Pershing, a division of DLJ. BOSC never holds customer funds or securities. However, the NASD determined in March of this year that some portions of customer security fails does represent customer funds. As such, we have had our auditors amend our Customer Reserve Calculation and are filing the amendment with the necessary SEC and NASD offices

If you have any questions please do not hesitate to give Tally Ferguson, BOSC compliance officer, or myself a call. Mr. Ferguson can be reached at (918) 588-6522 or I can be reached at (918) 746-5729.

Sincerely,

Dawn Michelle Davidson
Financial Operations Principal

Encl.